CHAPMAN AND CUTLER LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 26, 2018


VIA EDGAR CORRESPONDENCE FILLING
Frank A. Buda, Esq.
David Manion
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:     First Trust High Income Long/Short Fund (the "Fund")
                                 File No. 333-223803
             ------------------------------------------------------------


Dear Mr. Buda and Mr. Manion:

Pursuant to our telephonic communications regarding the Registration Statement for the Fund on Form N-14, enclosed for your review please find a PDF containing the following documents relating to the Fund:

   o Draft of the response letter to your comments that we received on April 3, 2018 and April 13, 2018 regarding the Registration Statement on Form N-14 for the Fund filed on March 20, 2018;

   o A marked version of the Registration Statement on Form N-14 for the Fund against the Registration Statement on Form N-14 for the Fund filed on March 20, 2018 showing the revisions that we intend to make to the Proxy Statement/Prospectus and Part C in response to your comments;

   o A marked version of the Registration Statement on Form N-14 for the Fund against the Registration Statement on Form N-14 for the Fund filed on March 20, 2018 showing the revisions that we intend to make to the Proxy Statement/Prospectus and Part C, showing only the changed pages, in response to your comments; and

   o A marked version of the Registration Statement on Form N-14 for the Fund against the Registration Statement on Form N-14 for the Fund filed on March 20, 2018 showing the revisions that we intend to make to Appendix III of the Statement of Additional Information in response to your comments.

It is our intention to provide you with the attached hereto in order to assist us in accurately incorporating your comments into any future filing of the Registration Statement on Form N-14. The attached are not intended as an amended filing of the Registration Statement.

We appreciate your attention to these filings. If you have any questions or further comments, please feel free to contact Bill Hermann at (312) 845-3895 or the undersigned at (312) 845-2978.

                                               Very truly yours,

                                               CHAPMAN AND CUTLER LLP


                                               By:   /s/ Jonathan A. Koff
                                                   ------------------------
                                                       Jonathan A. Koff